[ING LOGO]

April 4, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: ING Variable Insurance Trust

       File Nos. 333-83071; 811-9477

Dear Ms. White:

This letter responds to comments provided to Paul Caldarelli on March 20, 2007, for Post-Effective Amendment No. 27 to the Registration Statement for ING Variable Insurance Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Prospectus and its related Statement of Additional Information (“SAI”). Where applicable, conforming changes were made to the Prospectuses and SAIs of the various share classes. In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENT

1. Comment: The Staff would like confirmation that the Registrant has complied with new fund-of-fund releases, regarding the fact that the funds may invest in other funds.

2. Response: Registrant confirms that we are in compliance with the latest fund-of-funds release.

GENERAL COMMENT:

1. Comment: For all funds that have the “Other Investment Company” risk, Staff requests that we add a statement: “Portfolios that invest in other investment companies will be subject to higher fees since in addition to their own fees, they bear a portion of the expenses of the other investment company.” Per Staff, the statement does not need to be verbatim, but something similar.

2. Response: The Registrant has added the requested disclosure to the risk entitled “Other Investment Companies” risk.

GENERAL COMMENT:

1. Comment: Staff noted that due to new Rule 22c-2 information requirement, the Registrants may need to revise their language to satisfy the requirement.

2. Response: The Registrant believes that they are in compliance with Rule 22c-2 and any necessary changes will be made on or about October 16, 2007 (final compliance date for Rule 22c-2).

Very truly yours,

Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.

 ING Investments, LLC

Reza Pishva

  Dechert LLP

Shirley Hinton

  Dechert LLP

Attachment A

[ING LOGO]

April 4, 2007

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Insurance Trust

(File Nos. 333-83071; 811-9477)

Dear Ms. White:

ING Variable Insurance Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.

Dechert LLP